CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER ENDED

MARCH 31, 2012

(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements have not been audited.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
May 9, 2012	May 9, 2012

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts)

		Three Months Ended March 31,
	Note	2012	2011

Revenues	6	$57,815	$55,266
Cost of sales		16,693	16,819
Gross margin		41,122	38,447
Depletion, depreciation and amortization		5,453	2,804
Mine operating earnings		35,669	35,643

General and administrative expense	7	4,417	4,192
Share-based payments		2,825	1,889
Accretion of decommissioning liabilities		103	119
Foreign exchange loss		275	25
Operating earnings		28,049	29,418

Investment and other income	8	5,581	3,475
Finance costs		(399)	(118)
Earnings before income taxes		33,231	32,775
Income taxes
Current income tax expense		4,849	4,223
Deferred income tax expense		2,024	4,682
		6,873	8,905
Net earnings for the period attributable
to equity holders of the Company		$26,358	$23,870

Earnings per common share
Basic		$0.25	$0.24
Diluted		$0.24	$0.23

Weighted average shares outstanding
Basic	9	105,440,048	99,872,077
Diluted	9	109,314,773	105,817,560

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE QUARTERS ENDED MARCH 31, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2012	2011

Net earnings for the period attributable to equity holders of the Company	$26,358	$23,870

Other comprehensive income
Available for sale investments:
Unrealized loss on fair value of investments	(2,737)	(87)
Currency translation gain	386	493
Other comprehensive income (loss)	(2,351)	406
Comprehensive income for the period attributable to equity holders of the Company	$24,007	$24,276

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE QUARTERS ENDED MARCH 31, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars)

		Three Months Ended March 31,
	Note	2012	2011

OPERATING ACTIVITIES
Net earnings for the period		$26,358	$23,870
Adjustments for:
Share-based payments		2,825	1,889
Depletion, depreciation and amortization		5,453	2,804
Accretion of decommissioning liabilities		103	119
Investment income from derivative financial instruments		(5,475)	(3,225)
Current income taxes		4,849	4,223
Deferred income taxes		2,024	4,682
Finance costs		399	118
Unrealized foreign exchange loss and other		583	516
Operating cash flows before movements in working capital and
income taxes		37,119	34,996
Net change in non-cash working capital items	24	8,550	(229)
Income taxes paid		(7,143)	(344)
Cash generated by operating activities		38,526	34,423

INVESTING ACTIVITIES
Expenditures on mineral property interests		(22,208)	(5,227)
Acquisition of property, plant and equipment		(10,880)	(4,455)
Increase in deposits on long-term assets		(5,896)	(3,761)
Proceeds from realized gain on disposal of derivative financial instruments		1,563	3,225
Proceeds from disposal of marketable securities		2,488	-
Investment in marketable securities		(9,999)	-
Cash used in investing activities		(44,932)	(10,218)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		2,524	17,937
Payment of lease obligations		(1,309)	(326)
Finance costs paid		(399)	(118)
Repayment of debt facilities		(648)	-
Proceeds from lease financing		-	2,474
Payment of other long-term liabilities		-	(37)
Cash generated by financing activities		168	19,930

(Decrease) increase in cash and cash equivalents		(6,238)	44,135
Effect of exchange rate on cash held in foreign currencies		387	326
Cash and cash equivalents, beginning of period		91,184	41,163
Cash and cash equivalents, end of period		$85,333	$85,624

Supplemental cash flow information	24

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2012 AND DECEMBER 31, 2011
(tabular amounts are expressed in thousands of United States dollars)

	Note	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		$85,333	$91,184
Trade and other receivables	10	14,431	15,593
Income taxes receivable	26	11,270	9,734
Inventories	11	18,313	14,661
Other financial assets	12	10,259	4,865
Prepaid expenses and other	13	2,369	1,535
Total current assets		141,975	137,572

Non-current assets
Mining interests	14	176,755	157,865
Property, plant and equipment	15	140,975	129,040
Deferred tax assets		7,208	8,331
Deposits on long-term assets	16	13,970	10,504
Total assets		$480,883	$443,312

Liabilities and Equity
Current liabilities
Trade and other payables	17	$27,499	$22,433
Other financial liabilities	18	790	383
Debt facilities	19	137	784
Current portion of lease obligations	20	5,231	4,269
Total current liabilities		33,657	27,869

Non-current liabilities
Lease obligations	20	10,647	9,825
Decommissioning liabilities		6,778	6,123
Deferred tax liabilities		50,361	48,897
Total liabilities		101,443	92,714

Equity
Shareholders' equity
Share capital	21	276,799	273,304
Equity reserves	22	26,833	27,844
Retained earnings		75,808	49,450
Total equity		379,440	350,598
Total liabilities and equity		$480,883	$443,312

Contingent liabilities (Note 25)
Subsequent events (Note 26)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE QUARTERS ENDED MARCH 31, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share amounts)

		Share Capital				Equity Reserves
									Retained
						Available for	Foreign		earnings
					Share-based	sale	currency	Total equity	(Accumulated
	Shares	Amount	To be issued	Total	payment	revaluation	translation	reserves	deficit)	Total equity

Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770	$25,170	$18	$621	$25,809	$(54,124)	$211,455
Net earnings	-	-	-	-	-	-	-	-	23,870	23,870
Share-based payment	-	-	-	-	1,889	-	-	1,889	-	1,889
Other comprehensive income (loss)	-	-	-	-	-	(87)	493	406	-	406
Shares issued for:
Exercise of options	391,200	1,303	-	1,303	-	-	-	-	-	1,303
Exercise of warrants	4,731,593	16,637	-	16,637	-	-	-	-	-	16,637
Transfer of equity reserve upon exercise of options and warrants	-	1,527	-	1,527	(1,527)	-	-	(1,527)	-	-
Balance at March 31, 2011	102,683,210	$258,992	$245	$259,237	$25,532	$(69)	$1,114	$26,577	$(30,254)	$255,560

Balance at December 31, 2011	105,135,372	$273,094	$210	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598
Net earnings	-	-	-	-	-	-	-	-	26,358	26,358
Share-based payment, net of related tax benefits	-	-	-	-	2,302	-	-	2,302	-	2,302
Other comprehensive income (loss)	-	-	-	-	-	(2,737)	386	(2,351)	-	(2,351)
Shares issued for:
Exercise of options	431,650	2,533	-	2,533	-	-	-	-	-	2,533
Conversion of shares to be issued (Note 21(c))	250	1	(1)	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	962	-	962	(962)	-	-	(962)	-	-
Balance at March 31, 2012	105,567,272	$276,590	$209	$276,799	$28,734	$(1,610)	$(291)	$26,833	$75,808	$379,440

Total comprehensive income for the three months ended March 31, 2012 was $24,007,000 (2011 - $24,276,000).

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”.

The Company’s head office, principal address and registered and records office is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the IFRS Interpretations Committee (“IFRIC”) and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2011, except as otherwise noted. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011.

Statement of Consolidation and Presentation

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments and available for sale investments. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011 have been applied in preparing these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“Corporación”), First Silver Reserve Inc. (“First Silver”), First Majestic Plata, S.A. de C.V., Minera El Pilón, S.A. de C.V., Minera La Encantada, S.A. de C.V., Minera Del Toro, S.A. de C.V., Majestic Services S.A. de C.V., Minera Real Bonanza, S.A. de C.V., Servicios Minero-Metalúrgicos e Industriales, S.A. de C.V., 0915623 B.C. Ltd., FMS Investment Coöperatie U.A., FMS Investco B.V., FMS Trading AG and FMS Capital AG. First Silver underwent a wind-up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. In December 2011, the Company underwent a corporate reorganization whereby its fully owned subsidiary, Normabec Mining Resources Ltd., was wound up and its subsidiary, Minera Real Bonanza, S.A. de C.V., was transferred to Corporación. Intercompany balances and transactions, income and expenses are eliminated on consolidation.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include: economic recoverability and probability of future economic benefits of exploration; evaluation and development costs; and commencement of commercial production and production levels intended by management.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments include: impairment of property, plant and equipment and mining interests; depreciation and amortization rates for property, plant and equipment and depletion rates for mining interests; estimated reclamation and closure costs; mineral reserve estimates; inventory valuation; valuation of share-based payments; and income taxes.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued) Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 – Presentation of Items of Other Comprehensive Income (“amendments to IAS1”). The amendments to IAS1 require items of OCI, along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

5.	SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, two development projects in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré and lead-silver concentrate. Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties.

An operating segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and for which discrete financial information is available.

Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Three Months Ended March 31, 2012
			Depletion,
			depreciation
			and	Mine operating	Capital
	Revenue	Cost of sales	amortization	earnings (loss)	expenditures
Mexico
San Martin	$6,064	$2,820	$960	$2,284	$3,850
La Parrilla	20,714	6,318	2,336	12,060	14,729
La Encantada	18,853	7,454	2,157	9,242	7,729
Del Toro	-	-	-	-	8,982
La Luz	-	-	-	-	1,557
Canada
Coin Sales	1,190	1,330	-	(140)	-
Europe
Doré Sales	40,140	28,001	-	12,139	-
Corporate and Eliminations	(29,146)	(29,230)	-	84	674
Consolidated	$57,815	$16,693	$5,453	$35,669	$37,521

	Three Months Ended March 31, 2011
			Depletion,
			depreciation
			and	Mine operating	Capital
	Revenue	Cost of sales	amortization	earnings (loss)	expenditures
Mexico
San Martin	$9,536	$3,309	$346	$5,881	$1,803
La Parrilla	10,047	3,317	853	5,877	4,020
La Encantada	34,090	10,035	1,384	22,671	3,878
Del Toro	-	-	-	-	1,386
La Luz	-	-	-	-	298
Canada
Coin and Doré Sales	9,348	8,212	-	1,136	-
Corporate and Eliminations	(7,755)	(8,054)	221	78	49
Consolidated	$55,266	$16,819	$2,804	$35,643	$11,434

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

5.	SEGMENTED INFORMATION (continued)

	At March 31, 2012		At December 31, 2011
	Total assets	Total liabilities	Total assets	Total liabilities
Mexico
San Martin	$71,739	$15,508	$69,288	$19,734
La Parrilla	176,555	39,962	148,446	15,043
La Encantada	136,611	30,301	127,491	21,929
Canada
Coin and Doré Sales	644	38	728	139
Europe
Doré Sales	38,260	5,509	30,483	4,484
Corporate and Eliminations	57,074	10,125	66,876	31,385
Consolidated	$480,883	$101,443	$443,312	$92,714

6.	REVENUES

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Gross revenue from payable ounces of silver equivalents	$61,687	$56,927
Less: refining & smelting, net of intercompany eliminations	(3,872)	(1,661)
Revenues	$57,815	$55,266

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses for the Company are comprised of the following:

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Corporate administration	$1,123	$1,195
Salaries and benefits	2,070	1,930
Audit, legal and professional fees	762	630
Filing and listing fees	197	298
Directors fees and expenses	167	77
Depreciation	98	62
	$4,417	$4,192

8.	INVESTMENT AND OTHER INCOME

The Company’s investment and other income (loss) is comprised of the following:

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Gain from investment in derivative investments	$5,475	$3,225
Interest income and other	106	250
	$5,581	$3,475

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three months ended March 31, 2012 and 2011 are based on the following:

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Net income for the period attributable to equity holders of the Company	$26,358	$23,870

Weighted average number of shares on issue - basic	105,440,048	99,872,077
Adjustments for:
Share options	3,874,725	3,907,879
Warrants	-	2,037,604
Weighted average number of shares on issue - diluted	109,314,773	105,817,560

Earnings per share - basic	$0.25	$0.24
Earnings per share - diluted	$0.24	$0.23

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	March 31, 2012	December 31, 2011
Trade receivables	$7,094	$6,269
Value added taxes and other taxes recoverable	6,595	8,872
Loan receivable from supplier and other	742	452
	$14,431	$15,593

The Company does not hold any collateral for any receivable amounts outstanding at March 31, 2012 and December 31, 2011. Trade and other receivables include $608,000 (December 31, 2011 - $557,000) in value added taxes recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

11.	INVENTORIES

	March 31, 2012	December 31, 2011
Finished product - doré and concentrates	$583	$799
Work in process	5,138	4,027
Stockpile	792	409
Materials and supplies	11,498	8,934
Silver coins and bullion including in-process shipments	302	492
	$18,313	$14,661

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

12.	OTHER FINANCIAL ASSETS

	March 31, 2012	December 31, 2011
Marketable securities - available-for-sale	$2,128	$4,865
Marketable securities - fair value through profit and loss	8,131	-
	$10,259	$4,865

In January 2012, the Company purchased 757,500 trust units of Sprott Physical Silver Trust (PSLV) at $13.20 per unit for a total cost of $9,999,000. These trust units are classified as fair value through profit and loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit and loss. During the three months ended March 31, 2012, 160,980 trust units were sold for a realized gain of $363,000 and an unrealized gain of $256,000 was recorded on the remaining 596,520 trust units, which has a cost of $7,875,000 (December 31, 2011 - $nil).

As at March 31, 2012, the Company also holds various investments designated as available-for-sale (“AFS”) marketable securities, with cost of $3,667,000 (December 31, 2011 - $3,713,000). Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

13.	PREPAIDS EXPENSES AND OTHER

The Company's prepaid expenses and other are comprised of:

	March 31, 2012	December 31, 2011
Prepayments to suppliers and contractors	$1,955	$1,138
Deposits	414	397
	$2,369	$1,535

14.	MINING INTERESTS

The Company’s mining interest is composed of the following:

	March 31, 2012	December 31, 2011
Producing properties	$101,437	$91,116
Exploration properties (non-depletable)	75,318	66,749
	$176,755	$157,865

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin
Producing properties	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At December 31, 2010	$17,512	$27,452	$38,337	$83,301
Additions	8,305	15,869	3,571	27,745
Change in decommissioning liabilities	(25)	(525)	164	(386)
Transfer from exploration properties	1,472	4,394	5	5,871
At December 31, 2011	$27,264	$47,190	$42,077	$116,531
Additions	3,312	6,943	1,334	11,589
At March 31, 2012	$30,576	$54,133	$43,411	$128,120

Accumulated depletion and amortization
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$(20,560)
Depletion and amortization	(1,840)	(1,573)	(1,442)	(4,855)
At December 31, 2011	$(6,040)	$(5,402)	$(13,973)	$(25,415)
Depletion and amortization	(238)	(473)	(557)	(1,268)
At March 31, 2012	$(6,278)	$(5,875)	$(14,530)	$(26,683)

Carrying value
At December 31, 2011	$21,224	$41,788	$28,104	$91,116
At March 31, 2012	$24,298	$48,258	$28,881	$101,437

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Cost
At December 31, 2010	$2,935	$7,790	$15,432	$11,640	$19,122	$56,919
Exploration and evaluation expenditures	2,057	2,274	3,008	10,472	1,242	19,053
Proceeds from option payment (f)	-	-	(3,400)	-	-	(3,400)
Change in decommissioning liabilities	-	-	-	-	48	48
Transfer to producing properties	(1,472)	(4,394)	(5)	-	-	(5,871)
At December 31, 2011	$3,520	$5,670	$15,035	$22,112	$20,412	$66,749
Exploration and evaluation expenditures	1,371	475	1,728	4,754	241	8,569
At March 31, 2012	$4,891	$6,145	$16,763	$26,866	$20,653	$75,318

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14.	MINING INTERESTS (continued)

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the three months ended March 31, 2012, the Company paid royalties of $181,000 (2011 - $27,000). As at March 31, 2012, the sum of total royalties paid to date for the Quebradillas NSR is $871,000.

(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure. During 2011, several improvements were made including the installation of a new ball mill, replacing an older and smaller mill, the replacement of the filter presses in the Merrill-Crowe circuit, and the addition of two new induction furnaces.

(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. Del Toro is presently an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, although plans are underway to transfer its assets into a newly formed subsidiary of the Company to better isolate its operating results from the La Parrilla Mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

In the third quarter of 2011, the Company acquired a neighbouring property called Dolores for $1.5 million. The property includes 12 hectares of land and a small producing mine where a small amount of high grade ore was shipped to La Parrilla by the previous owner.

(e)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 35 mining concessions covering 5,738 hectares, with estimated historical production of 230 million ounces between 1773 and 1990.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14.	MINING INTERESTS (continued)

(f)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests during the period.

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	equipment	construction	Other	Total
Cost
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	5,722	25,066	34,671	1,675	67,134
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Additions	1,362	7,032	7,138	671	16,203
Transfers	14,092	13,998	(28,090)	-	-
At March 31, 2012	$36,129	$113,128	$16,450	$4,424	$170,131

Accumulated depreciation and amortization
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(1,846)	(7,501)	-	(1,130)	(10,477)
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(897)	(3,075)	-	(296)	(4,268)
At March 31, 2012	$(6,228)	$(20,377)	$-	$(2,551)	$(29,156)

Carrying value
At December 31, 2011	$15,344	$74,796	$37,402	$1,498	$129,040
At March 31, 2012	$29,901	$92,751	$16,450	$1,873	$140,975

(1) Included in land and buildings is $4,181,000 (December 31, 2011 - $4,181,000) of land properties which are not subject to depreciation.
(2) Included in property, plant and equipment is $18,824,000 (December 31, 2011 - $14,789,000) of equipment under finance lease.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At December 31, 2010	$51,788	$19,546	$11,068	$1,944	$1,357	$1,091	$86,794
Additions	13,949	37,808	8,215	5,061	1,316	785	67,134
At December 31, 2011	$65,737	$57,354	$19,283	$7,005	$2,673	$1,876	$153,928
Additions	3,046	7,311	788	4,228	156	674	16,203
At March 31, 2012	$68,783	$64,665	$20,071	$11,233	$2,829	$2,550	$170,131

Accumulated depreciation and amortization
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(6,385)	(2,846)	(917)	-	(36)	(293)	(10,477)
At December 31, 2011	$(10,609)	$(8,385)	$(4,923)	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(1,911)	(1,846)	(390)	-	(8)	(113)	(4,268)
At March 31, 2012	$(12,520)	$(10,231)	$(5,313)	$-	$(81)	$(1,011)	$(29,156)

Carrying value
At December 31, 2011	$55,128	$48,969	$14,360	$7,005	$2,600	$978	$129,040
At March 31, 2012	$56,263	$54,434	$14,758	$11,233	$2,748	$1,539	$140,975

16.	DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	March 31, 2012	December 31, 2011
Deposits on equipment	$10,140	$6,006
Deposits on equipment under finance leases	2,042	2,812
Deposits on services	1,788	1,686
	$13,970	$10,504

17.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	March 31, 2012	December 31, 2011
Trade payables	$9,785	$6,512
Accrued liabilities	17,703	15,903
Unearned revenue	11	18
	$27,499	$22,433

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

18.	OTHER FINANCIAL LIABILITIES

At March 31, 2012, the Company carried a long position on silver futures equivalent to 500,000 ounces (December 31, 2011 - 1.0 million ounces) of silver at an average price of $34.06. Other financial liabilities of $790,000 (December 31, 2011 - $383,000) reflects an unrealized loss in silver futures. For the three months ended March 31, 2012, the Company has a realized gain on silver futures of $5,646,000 (March 31, 2011 - $3,225,000), resulting in a net gain of $4,856,000 (March 31, 2011 – net gain of $3,225,000).

19.	DEBT FACILITIES

In March 2011, the Company entered into an agreement for a pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $3.0 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of 12 months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly quotas valued at $250,000. At March 31, 2012, after delivering monthly quotas of lead concentrates and payments of interest charges, the Company had a remaining balance payable on the pre-payment facility of $137,000 (December 31, 2011 - $784,000).

20.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 7.9% to 9.1% . Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	March 31, 2012	December 31, 2011
Less than one year	$6,320	$5,238
More than one year but not more than five years	11,554	10,795
	17,874	16,033
Less: future finance charges	(1,996)	(1,939)
Present value of minimum lease payments	$15,878	$14,094
Included in the financial statements as:
Current portion of lease obligations	5,231	4,269
Lease obligations	10,647	9,825
Present value of minimum lease payments	$15,878	$14,094

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

			Shares
	Shares	Amount	to be issued	Total
Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770
Shares issued for:
Exercise of options	391,200	1,303	-	1,303
Exercise of warrants	4,731,593	16,637	-	16,637
Transfer of equity reserve upon exercise of options and warrants	-	1,527	-	1,527
Balance at March 31, 2011	102,683,210	$258,992	$245	$259,237

Balance at December 31, 2011	105,135,372	$273,094	$210	$273,304
Shares issued for:
Exercise of options	431,650	2,533	-	2,533
Conversion of shares to be issued (Note 21(c))	250	1	(1)	-
Transfer of equity reserve upon exercise of options	-	962	-	962
Balance at March 31, 2012	105,567,272	$276,590	$209	$276,799

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at March 31, 2012:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	435,150	2.04	0.93	435,150	2.04	0.93
3.01 - 4.00	1,149,375	3.64	1.09	1,149,375	3.64	1.09
4.01 - 5.00	781,600	4.30	0.77	781,600	4.30	0.77
10.01 - 20.03	3,147,225	15.33	3.84	858,975	12.56	2.49
	5,513,350	10.28	2.60	3,225,100	5.96	1.37

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

As of March 31, 2012, incentive stock options represent 5% (December 31, 2011 - 5%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at March 31, 2012 and December 31, 2011 were $34.4 million (CAD$34.4 million) and $40.1 million (CAD$40.8 million), respectively.

The changes in stock options issued during the three months ended March 31, 2012 and the year ended December 31, 2011 are as follows:

	Three Months Ended		Year Ended
	March 31, 2012		December 31, 2011
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	4,934,375	8.31	6,464,875	5.61
Granted	1,045,000	17.96	939,500	16.13
Exercised	(431,650)	5.88	(2,449,750)	4.15
Expired	(34,375)	16.40	(20,250)	12.44
Balance, end of the period	5,513,350	10.28	4,934,375	8.31

During the three months ended March 31, 2012, 431,650 (2011 – 391,000) stock options were exercised. The weighted average closing share price at date of exercise for the three months ended March 31, 2012 was CAD$19.70 (2011 - CAD$12.84) .

During the three months ended March 31, 2012, 1,045,000 stock options were granted for an aggregate fair value of CAD$8,218,000. No options were granted during the three months ended March 31, 2011.

The fair value of employee stock options granted is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended March 31,
	2012	2011
Weighted average fair value at grant date ($)	8.82	n/a
Expected dividend yield (%)	-	n/a
Average risk-free interest rate (%)	1.22	n/a
Expected life (years)	3.38	n/a
Expected volatility (%)	65.16	n/a
Forfeiture rate (%)	5.00	n/a

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	SHARE CAPITAL (continued)

(c)	Share capital to be issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At March 31, 2012, the prior shareholders of First Silver had yet to exchange 98,530 shares (December 31, 2011 –99,030 shares) of First Silver, exchangeable for 49,265 shares (December 31, 2011 – 49,515 shares) of First Majestic resulting in a remaining value of shares to be issued of $209,000 (December 31, 2011 - $210,000). During the three months ended March 31, 2012, a total of 250 shares were redeemed by prior shareholders of First Silver. No shares were redeemed during the three months ended March 31, 2011.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

22.	EQUITY RESERVES

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011

Available for sale revaluation reserve (a)
Balance at beginning of period	$1,127	$18
Gain on available for sale securities	(2,737)	(87)
Balance at end of period	(1,610)	(69)
Share-based payments reserve (b)
Balance at beginning of period	27,394	25,170
Share-based payments recognized in profit and loss, and related tax benefit	2,302	1,889
Reclassed to share capital for exercise of stock options and warrants	(962)	(1,527)
Balance at end of period	28,734	25,532
Foreign currency translation reserve (c)
Balance at beginning of period	(677)	621
Currency translation gain	386	493
Balance at end of period	(291)	1,114
Total equity reserves per statement of financial position	$26,833	$26,577

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.
(b)	The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted but not exercised to acquire shares of the Company and related tax benefits.
(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency.

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

23.	FINANCIAL INSTRUMENTS

(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2011.

The capital of the Company consists of equity, comprising issued capital, share capital to be issued, equity reserves and retained earnings, debt facilities, net of cash and cash equivalents as follows:

	March 31, 2012	December 31, 2011
Equity	$379,440	$350,598
Debt facilities	137	784
Less: cash and cash equivalents	(85,333)	(91,184)
	$294,244	$260,198

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

(b)	Financial risk management

There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2011, except for the following:

i)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at March 31, 2012, the Company has outstanding trade payables of $9.8 million (December 31, 2011 -$6.5 million) which are generally payable in 90 days or less and accrued liabilities of $17.7 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months. The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$27,499	$27,499	$-	$-	$-
Other financial liabilities	790	790	-	-	-
Debt facilities	137	137	-	-	-
Finance lease obligations	17,874	6,321	10,959	594	-
Decommissioning liabilities	7,725	-	-	-	7,725
Purchase obligations	27,229	27,229	-	-	-
Total Obligations	$81,254	$61,976	$10,959	$594	$7,725

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

23.	FINANCIAL INSTRUMENTS (continued)

(b)	Financial risk management (continued)

ii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				March 31, 2012		December 31, 2011
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$30,121	$151	$(2,090)	$28,182	$2,818	$40,786	$4,079
Mexican peso	413	5,485	(19,095)	(13,197)	(1,320)	(5,495)	(549)
	$30,534	$5,636	$(21,185)	$14,985	$1,498	$35,291	$3,530

24.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$1,162	$(1,883)
Increase in inventories	(3,652)	(344)
Decrease (increase) in prepaid expenses and other	2,866	(692)
Increase in trade and other payables	7,417	1,867
Increase in taxes payable	757	823
	$8,550	$(229)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options and warrants	$962	$1,527
Assets acquired by capital lease	(3,092)	(2,474)

25.	VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired a controlling interest in First Silver Reserve Inc. (“First Silver”) for $50,776,000. The purchase price was payable to the seller (the “Seller”) in three instalments (“the Agreement”). The first instalment of $25,388,000, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $12,694,000 was paid on May 30, 2007. The final 25% instalment of $12,694,000, together with accrued interest of $872,000 was due on May 30, 2008, was paid into a trust account of the Company and First Silver, and a Letter of Credit deposited in court, pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Seller who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Seller engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Seller acquiring a mine which was First Silver’s right to acquire. These allegations are denied by the Seller but management believes that there are substantial grounds to this claim.

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

25.	VENDOR LIABILITY AND INTEREST (continued)

On March 14, 2008, the Seller filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed that $13,566,000 under the Letter of Credit would be paid into the Seller’s lawyer’s trust account (the “Trust Funds”) in partial satisfaction of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursements of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial commenced in the Supreme Court of British Columbia, Vancouver, British Columbia on April 17, 2012 and is expected to end in June 2012. The Consent Order does not affect the standing of the Company’s claims for relief against the Seller in the Action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation. However, the outcome of this litigation is not presently determinable.

26.	SUBSEQUENT EVENTS

Subsequent to March 31, 2012:

a)	The Company received its Mexican income tax refund of $11.2 million as filed for the 2011 fiscal year. The amount is included in income taxes receivable at March 31, 2012;

b)

On April 2, 2012, the Company entered into a definitive agreement to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”) for a consideration of 0.0355 common shares of First Majestic and CAD$0.0001 in cash per common share of Silvermex. Based on First Majestic’s share price of CAD$16.92 on April 2, 2012, total consideration for the acquisition is estimated at CAD$162.4 million. Total transaction costs for the acquisition, upon closing, are estimated to be CAD$1.7 million. The transaction will require the approval of at least 66 2/3% of the votes cast by the shareholders, warrant holders and option holders of Silvermex at a special meeting expected to take place in June 2012. The transaction is also subject to regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The final closing of the acquisition is expected to be in July 2012;

c)	315,000 options were exercised for gross proceeds of CAD$1,098,000; and

d)	62,500 options were forfeited.

27.	APPROVAL OF FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of First Majestic Silver Corp. for the three months ended March 31, 2012 were approved and authorized for issue by the Board of Directors on May 9, 2012.

Notes Page 17